

October 15, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Scott Stephens
Chief Financial Officer
Associated Materials LLC
3773 State Road
Cuyahoga Falls, Ohio 44223

> **Re:** **Associated Materials LLC**
> **Form 10-K for Fiscal Year Ended January 3, 2015**
> **Filed March 23, 2015**
> **File No. 000-24956**

Dear Mr. Stephens:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the period ended December 31, 2014</u>

<u>Critical Accounting Policies, page 36</u>
<u>Revenue Recognition, page 36</u>

1. We note your disclosure related to revenue recognition that for revenues related to installation, recognition is dependent on the type of contract and that for commercial and multi-family contracts; revenue is recognized based on the percentage of completion. Please disclose the percentage of revenue recognized using percentage of completion, and the type of output method used for all periods presented.

<u>Goodwill and Other Intangible Assets, page 37</u>

2. We note that you recognized a $144.2 million and $89.7 million in goodwill and other non-amortizable intangible charges respectively during fiscal year 2014. We further note

you still have $317.3 million and $222.1 million of goodwill and non-amortizable intangibles respectively remaining after the impairment charges, representing over 46% of total assets as of January 3, 2015. Given how material goodwill and non-amortizable intangible assets are, please expand your disclosures to discuss any significant material uncertainties such as operational, economic, and competitive factors specific to the key assumptions underlying the fair value estimate used in your impairment testing that have the reasonable possibility of changing and could lead to additional, material goodwill or non-amortizable intangible impairment charges in the future. In the case of material uncertainties associated with your goodwill impairment charge, please also expand your disclosures to disclose the percentage by which fair value exceeds carrying value as of the most-recent step-one test.

Note 14 Stock Plans, page 62

3. We note your disclosures related to your stock option grants under the Company's 2010 Stock Incentive Plan. Specifically, we note that the Company is deferring recognition of stock compensation expense as a result of a repurchase right that is attached with the options. We further note your disclosure on page 64 that there is $13.4 million in unrecognized compensation expense related to such awards. Please tell us the authoritative guidance you relied upon to support your accounting and specifically address why you believe the repurchase right and any of the underlying terms of the awards support the Company's position to defer recognition of stock compensation until a liquidity event or an IPO occurs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

          Sincerely,

          /s/ Terence O'Brien

          Terence O' Brien
          Accounting Branch Chief
          Office of Manufacturing and
          Construction